TransAlta President and CEO Steve Snyder says government and industry must act now on carbon capture and storage

CALGARY, Alberta (June 17, 2008) – Addressing the largest gathering of electric company executives in North America this year, Steve Snyder, TransAlta Corporation’s (TSX:TA;NYSE:TAC), President and Chief Executive Officer, said the development of permanent carbon capture and storage (CCS) technologies is essential if Canada is to achieve its goal of reducing carbon emissions by 20 percent from current levels by 2020.

Mr. Snyder made the remarks at the Edison Electric Institute (EEI) Annual Conference in Toronto, Ontario yesterday, where he was part of a panel of industry CEOs discussing technology as a key to addressing the challenges of global climate change.

“Along with energy conservation, large scale investment in renewables, a robust and liquid market for trading carbon credits and offsets, and a diverse fuel mix that includes coal and nuclear power, CCS is essential if Canada, and the world, are to address the carbon challenge,” said Mr. Snyder. “Retrofitting existing infrastructure with this technology has tremendous potential, and would be one of the most rapid ways to reduce CO2 emissions.”

CCS is a technology for capturing CO2 emissions at their industrial source and safely storing them in deep underground geological formations – securely and permanently. CCS has the potential to be North America’s largest single source of greenhouse gas (GHG) emission reductions. According to the ecoEnergy Carbon Capture Storage Task Force report, with focused investment in CCS technology the Canada-wide potential for CO2 capture and storage may be as high as 600 megatonnes per year, or roughly 40 per cent of Canada’s projected green house gas emissions by 2050.

“CCS is a technology with the potential to contribute to Canada’s economic prosperity while dramatically reducing our environmental footprint. We have been very pleased by the support CCS has received to date from all levels of government across the country – and especially want to commend Natural Resources Minister, Gary Lunn and Premier Ed Stelmach and Premier Brad Wall for their leadership on this issue,” added Mr. Snyder.

Electric utilities today face the challenge of providing affordable energy to fuel our economic growth. Finding ways to protect human health and the environment, while mitigating the costs of doing so, is one of the principal goals of the EEI and its member companies.

TransAlta is a power generation and wholesale marketing company focused on creating long-term shareholder value. We maintain a low-risk profile by operating a highly contracted portfolio of assets in Canada, the United States, Mexico and Australia. Our focus is to efficiently operate our coal-fired, gas-fired, hydro and renewable facilities in order to provide our customers with a reliable, low-cost source of power. For nearly 100 years, we've been a responsible operator and a proud contributor to the communities where we work and live.

This news release may contain forward-looking statements, including statements regarding the business and anticipated financial performance of TransAlta Corporation. These statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements. Some of the factors that could cause such differences include legislative or regulatory developments, competition, global capital markets activity, changes in prevailing interest rates, currency exchange rates, inflation levels and general economic conditions in geographic areas where TransAlta Corporation operates.

Note: All financial figures are in Canadian dollars unless noted otherwise.

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